Filed by FPL Group, Inc
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Gexa Corp.
Commission File No.: 0-16179

This filing includes (i) a transcript of FPL's Group, Inc.'s April 26, 2005 audio webcast broadcast in connection with its first quarter 2005 earnings release (including the remarks of FPL Group, Inc.'s chief financial officer and a question and answer session), (ii) the slides posted on FPL Group, Inc.'s website on such date in connection with such webcast and (iii) the chief financial officer's remarks accompanied by headings which coordinate such remarks with the slides.

FPL GROUP

Moderator: Bob Barrett
April 26, 2005
9:00 a.m. ET

Operator: Good day everyone and welcome to the FPL Group first quarter earnings conference call. Today's conference is being recorded.

At this time for opening remarks, I would like to turn the call over to the Director of Investor Relations, Mr. Bob Barrett, please go ahead, sir.

Bob Barrett: Good morning. Welcome to our 2005 first quarter earnings conference call. Moray Dewhurst, Chief Financial Officer of FPL Group, will provide an overview of our performance for the first quarter. Lew Hay, FPL Group's Chairman and Chief Executive Officer and Jim Robo, President of FPL Energy, are also with us this morning. Following Moray's remarks, our senior management team will be available to take your questions.

Before I turn it over to Moray, let me remind you that this earnings discussion on April 26th, 2005, is based on unaudited financial information. All historical and current EPS figures are adjusted to reflect the March 15th two for one stock split. And any statement made herein about future operating results or other future events are forward-looking statements under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from such forward-looking statements. A discussion of factors that could cause actual results or events to vary is contained in the appendix to the presentation which you can access on our Web site, www.fplgroup.com. Moray.

Moray Dewhurst: Thank you, Bob, and good morning everyone. FPL Group performed well despite the weak weather conditions at both FPL and FPL Energy. Floridians enjoyed mild weather in the first quarter of this year, and the consequence was lower than expected usage per customer, and hence lower than expected total revenues at FPL. Combined heating and cooling degree days, the common metrics used for determining weather impacts on energy usage were more than 11 percent below normal for the quarter. Growth in customer accounts, although lower than 2004 levels, remain strong, and in fact exceeded our expectations. FPL Energy experienced the weakest first quarter wind resource conditions in more than a decade - 13 percent less than normal. However, the strong performance from our merchant and contracted portfolio more than offset the weak weather at FPL Energy, and the business showed robust growth in adjusted earnings.

We also took advantage of opportunities presented to us during the quarter, to position the business well for the future. We announced two acquisitions-a 67.5 net megawatt solar addition called SEGS in the Mohave Desert and Gexa Corporation, an electric provider based in Houston, Texas. The former complements our existing solar generation, while the latter will complement our existing asset positions in the important ERCOT market. We also made good progress in hedging our portfolio, and we saw forward prices strengthen in most of our merchant markets. This increase in forward prices is the primary driver behind the negative mark in the non qualifying hedge category, which actually represents good news for FPL Energy and which I will describe in more detail later. Finally, we made excellent progress with our wind portfolio, and now expect to add between 500 and 750 megawatts of new capacity this year.

Given the weather and usage impacts in the first quarter at Florida Power and Light, we are adjusting our 2005 earnings expectations at FPL Group down five cents per share, to 2.45 to 2.55 per share. As always our expectations exclude the effect of adopting new accounting standards, as well as the mark to market effect of non qualifying hedges, neither of which can be determined at this time. Our base line expectations assume normal weather for the balance of the year, both at FPL and FPL Energy, and operating performance consistent with our historical levels.

Now let's look at the financial results for the first quarter. In the first quarter of 2005, FPL Group's GAAP results were 137 million or 36 cents per share, compared to 138 million or 39 cents per share during the 2004 first quarter. FPL's Group adjusted 2005 first quarter net income and EPS were 168 million and 44 cents respectively, compared with 139 million or 39 cents per share in 2004. Our adjusted results exclude the mark to market effect of non qualifying hedges. Please refer to the appendix of the presentation for a complete reconciliation of GAAP results to adjusted earnings. FPL Group's management uses adjusted earnings internally for financial planning, for analysis of performance, for reporting of results to the Board of Directors, and for the company's employee incentive compensation plan. FPL Group also uses earnings expressed in this fashion when communicating its earnings outlook to analyst and investors. FPL Group management believes that adjusted earnings provide a more meaningful representation of FPL Group's fundamental earning power.

Usage per customer at Florida Power and Light was down primarily due to weather by five cents per share when compared to normal. New customer growth continued strong, although below recent levels. For the first time in more than 20 years FPL initiated a base rate increase request in March, and just last week we completed hearings on our storm cost recovery. I will provide more detail on each of these items later in the call. Our generation expansion projects at Martin and Manatee are on schedule, and on track to be within their respective budgets.

Earnings at Florida Power and Light were 111 million in the 2005 first quarter, or 30 cents per share, up from 105 million or 29 cents per share a year ago. Growth in new customer accounts continued at a strong pace in the first quarter. The average number of FPL customer accounts increased by 95,000 or 2.3 percent. This was somewhat below the record set in last year's first quarter, but still strong compared with historical average levels. While we did see a slowdown following last year's hurricane season, and we expressed concern about how much that extreme hurricane season might affect customer growth this year, we are cautiously optimistic that we will settle into a period of continued strong growth, and we are planning our capital expenditures accordingly. The fundamentals of the Florida economy reflected in robust job growth remain strong, and housing starts also are at encouraging levels.

Overall, retail kilowatt hour sales grew 2.4 percent during the quarter. Of this, 2.3 percent was due to customer growth. Usage growth associated with weather was up 0.8 percent quarter-over-quarter, with both first quarters having mild overall weather. Nevertheless the weather driven usage effect was at least 1.8 percent below normal. Underlying usage growth, mix and all other effects netted to a negative 0.7 percent, primarily driven by having an extra day of revenue associated with the leap year in 2004. Adjusting for the leap year effect, usage growth was a modest 0.3 percent, which was below expectations and long term averages.

We continue to believe the residual usage per customer that we report has some weather effects in it. We are in the process of refining our modeling to include regional references that will more accurately reflect our diverse service territory and customer base. We expect to begin utilizing this improved model later this year. Also, you may recall that the other usage component can vary quite a big from quarter to quarter. Weather remains the single biggest driver of earnings fluctuations at FPL. Last year, we began disclosing heating and cooling degree days, both actual and normal, on a quarterly basis. We are currently developing a process whereby we can provide this information, together with its rough sales volume implications, on a monthly basis. We expect to be able to roll this out later in the year as well. We hope that this will be helpful in tracking the weather effects in Florida, as we are aware that the readily available degree day indices, most of which apply to large regions, can be unreliable when extrapolated to our service territory.

For the first quarter, FPL's 2005 O&M expense was 310 million, up from 296 million in the 2004 quarter. The increase in O&M was associated with the roll off of the pension transition credit, as well as increases in medical costs, higher property and liability insurance premiums and higher employee costs, all of which we have previously discussed.

Depreciation and amortization at FPL decreased one million from 231 million in the first quarter of 2004, to 230 million in 2005. The depreciation expense of more plant in service was more than offset by certain items becoming fully depreciated quarter over quarter. Please note that depreciation expense will be up significantly during the second half of the year, with the addition of the Martin and Manatee plants mid year.

To summarize, Florida Power and Light's first quarter earnings per share were affected by the following, customer growth, positive three cents, usage due to weather, positive one cent, underlying usage growth, mix, and other, negative one cent, depreciation zero, O&M negative two cents, other including AFUDC and share dilution zero, for a total of one cent for the quarter.

I'd like now to provide updates on two key regulatory topics. First, as I'm sure you all know, on March 22nd we made our formal filing with the Florida Public Service Commission, in which we outlined the need for a revenue increase of 430 million a year, beginning January 1st, 2006. The components of the rate case include 184 million for revenue requirements associated with new plants and infrastructure, 100 million for additional storm damage reserve contributions, one hundred million to cover the anticipated costs of participating in a regional transmission organization, and finally, 46 million of miscellaneous expenses, including employee benefits, insurance, and power plant maintenance. An additional component of the filing is a 123 million annual increase which would be effective in mid 2007, associated with the Turkey Point expansion that is expected to come online at that time.

Our testimony requests a range of return on equity of 11.3 percent to 13.3 percent with a mid point of 12.3 percent. The ROE includes a request for a 50 basis point performance incentive, both in recognition of the company's superior overall performance, and to encourage continued performance improvement. Our testimony also assumes that the adjusted equity ratio remains at 55.8 percent, as it has been since the 1999 agreement. The term adjusted refers to the incorporation of the impact of imputed debt associated with long-term purchased power agreements. Finally, we have also filed new depreciation studies that take into account the license extensions at our nuclear facilities at St. Lucie and Turkey Point, and these reductions in future depreciation are reflected in our rate request.

If approved as filed, the rate request would impact a typical residential customer bill by three to $4 per month in 2006, and an additional $1 to $1.50 per month starting in mid 2007, to reflect the revenue requirements for the Turkey Point expansion plans. Even with the requested increases, however, FPL's base rates would remain lower than they were in January 1999, prior to the first of two significant base rate reductions, and lower than they were in 1985, the last time FPL's base rates were increased. This filing triggered a resource intensive process that will last roughly eight months. And we expect a decision by November of this year. Select filings and testimony related to the rate case can be found on our Web site.

Turning now to the storm reserve recovery, as we reported in our fourth quarter earnings call, the costs associated with the restoration efforts due to Hurricane's Charley, Frances and Jeanne are estimated to be 890 million net of insurance, or 536 million in excess of the balance in the storm reserve. Through a monthly surcharge which amounts to $2.09 for a residential customer using 1,000 kilowatt hours, we began recovering the deficit in February of this year. The recovery is contingent on the outcome of hearings discussing prudency and reasonableness of recovery that took place last week on April 20th and 21st. Several interested parties, including the Office of Public Counsel, are challenging the reasonableness of our recovery. The Commission is scheduled to vote on the matter when it meets July 5th.

We feel confident that our position is a strong one, clearly articulated in the plain language of the 2002 rate agreement and consistent with the framework laid out in several prior Commission orders. However, the Commission has wide latitude in such matters, and there can be no guarantee that there will be no disallowances.

Earlier this month, we filed our latest 10 year site plan with the PSC. This planning document identifies our capacity needs for the next 10 years, and the assumptions on which they are based. The plan indicates that in 2012 and beyond, that the company may consider clean coal alternatives. A report on clean coal generation was filed with the Commission in March of this year. Additionally, the company has already issued a request for a proposal for LNG, and is currently evaluating several LNG proposals, and expects to reach a decision by the end of this year.

Let me turn now to FPL Energy, which delivered excellent overall performance, despite the worst wind resource conditions for the first quarter in more than a decade. Strong performance from our ERCOT assets, and improved performance from our other existing assets benefited results. Also benefiting results was a major contract restructuring. Strengthening in forward markets and our wind development and asset acquisition opportunities position FPL Energy well for future performance. Adjusted results grew a very strong 25 percent quarter over quarter, despite the weak wind resource. We had a significant negative mark in our non qualified hedge category as spark spreads widened, which bodes well for future performance, as I will explain shortly, but which also underscores our rationale for excluding the mark from adjusted results until they are realized in future periods. We also continue to make progress on hedging our 2006 output. In a few moments, I will also be providing some insights into the possibilities for 2007, and why we believe FPL Energy has strong growth prospects.

FPL Energy's 2005 first quarter reported earnings were 37 million or 10 cents per share, compared to 53 million or 15 cents per share in last year's first quarter. Adjusted earnings, which exclude the effect of non-qualifying hedges were 68 million or 18 cents per share, compared to 54 million or 15 cents per share last year.

Relative to the 2004 first quarter, new investment was down one cent with contributions from new wind assets being more than offset by a drag from the Marcus Hook merchant asset. The existing wind assets were down two cents compared to prior due to extremely poor resource conditions, while the other existing assets were up four cents. Improved market conditions for our merchant portfolio particularly in ERCOT, and the benefits of past restructuring activities benefited results. Asset optimization and trading activities were essentially flat quarter over quarter. Restructuring activities were up three cents quarter over quarter, primarily due to a major restructuring contract, that I will describe in more detail shortly.

All other items were down one cent, primarily driven by higher interest expense. Overall, we were pleased with the growth that FPL Energy was able to achieve, despite the weak wind resource conditions.

As I stated earlier, the first quarter's wind performance proved to the worst in over a decade, with the wind speed index being 13 points below normal. Our existing wind assets were down 17 million after tax compared to normal. Because one of the biggest drivers of current period performance is the variability in the natural wind resource, we plan to begin updating the wind speed index on our Web site on a monthly basis later in the year. We are currently testing a refined methodology to make sure it is reliable and repeatable.

Wind, like weather at the utility, will have natural variability around long-term historic mean performance. The wind resources available to our portfolio can be estimated from the average wind speeds at some 21 standard reference towers, located near our various projects. The appendix to this presentation provides you the location of the wind towers, as well as some historical and quarterly data by wind tower. As we have noted before, the relationship between wind speed at the reference towers and financial results is not simple. Correlation between the wind speed at the reference towers and our project sites is not perfect; and average wind speeds do not completely characterize the resource available for conversion to electricity at a particular site. However, we estimate that on average, given our current portfolio, a change of plus or minus one in the annual portfolio wind index equates to roughly a plus or minus two to three cent change in earnings per share.

While the quarterly deviation in average wind speed was the largest of the decade, it was well within the bounds of the joint probability distribution that characterizes the wind resource available to the portfolio, and thus there is no reason to believe that it represents anything other than random variation around a long-term average.

Let me now provide you more detail on the power and gas contract restructuring at one of our plants that benefited first quarter results. This was essentially the same as others we've discussed in prior releases. The power contract was structured like a typical QF contract that required the plant to run to fulfill a power sales agreement. At times, it would have been more economic not to run the facility but to purchase power in the market to fulfill the contract. We were able to renegotiate the power sales contract to give us the flexibility. We also restructured the associated gas supply agreements to offset the surplus gas position created by purchasing power, instead of running the facility. And both the power and gas counterparties benefited from the contract restructurings.

On a book basis, we recorded a modest net gain during the first quarter, associated with terminating a below market gas supply contract. In future years, the restructuring will have a positive book earnings impact. On a cash basis, the ongoing effects are more front-loaded with positive cash flow through 2010, turning slightly negative thereafter for the remainder of the deal. The NPV of the deal is estimated to be in excess of 50 million, but 50 million after tax.

During the first quarter, FPL Energy was able to complete a number of significant transactions. These included the addition of 114 megawatts of wind generation at Callahan Divide and the groundbreaking of an additional 327 megawatts, which is slated for completion by the end of this year. As a result, we are tightening our targeted wind development for '05, to between 500 and 750 megawatts. We feel very positive about the quality of the wind pipeline. Additionally, we were able to expand our solar generation with the purchase of an operating interest at SEGS, the solar energy generating system in the Mohave Desert. This added 67.5 net megawatts to our system, and brings our total solar generating capacity to nearly 148 megawatts. The new assets are very similar to our existing solar assets, and we expect to realize meaningful operating synergies.

Finally, as many of you know on March 28th we announced a definitive agreement to acquire GEXA Corporation, an electric provider company based in Houston, Texas. I look forward to discussing this acquisition in more detail in subsequent conference calls, but due to regulations, I'm unable to elaborate further on the pending acquisition at this time. Additional information about GEXA can be obtained from that company's public filings.

Let me now update you on our contract coverage at FPL Energy. I would encourage you to access the slides that are available on our Web site www.fplgroup.com under the investor section, since I will not review every number on the slide. These slides were also e-mailed to our analyst distribution list this morning with the press release. I'm pleased to report that we are well hedged against commodity price fluctuations in 2005. Overall, our contract coverage on a capacity basis for 2005 is 80 percent for the balance of the year. More importantly, more than 90 percent of our 2005 expected gross margin from our wholesale generation fleet is now protected against fuel and power market volatility. Additionally, we have made good progress on hedging 2006, with a total of 64 percent of our capacity now hedged, translating to roughly 75 percent of our 2006 expected gross margin protected against fuel and power market volatility.

Let me now turn to the negative mark in the first quarter in the non-qualifying hedge category. As shown in this slide there are two general categories that together comprise the 31 million. First, there was eight million attributed to unrealized gains that had been recognized in prior periods, that reversed as the underlying contracts rolled off during the first quarter. You may remember that in the fourth quarter call I indicated that as of 12-31-04, the balance sheet reflected 22 million of gains previously reported in the non-qualifying category and that we expected 17 million of this amount to reverse during 2005. The eight million is a piece of that reversal.

The larger impact in the first quarter, however, is attributable to increases in forward power and gas prices during the quarter. About two-thirds of this came in ERCOT, where increasing spark spreads contributed 14 million. Rising gas prices during a quarter also caused us to record eight million, primarily against two gas short positions used as an inexpensive hedge for power prices that are correlated to gas.

While the impact of increasing forward prices created a negative mark in the quarter, we are encouraged by the implications of improving market prices for future contracting opportunities as well as the implied increase in underlying asset value.

Before I move on we thought it might be helpful to review an example of the accounting treatment of non-qualifying hedges. While we have discussed this before, and reviewed the accounting in detail at our 2003 investor conference, we recognize that the accounting can be counter-intuitive, and we want to be sure everyone understands why our current period gain or loss under GAAP can be irrelevant from an economic perspective. I would also remind you that we have broken out this category of transactions consistently for approximately four years.

Assume that FPL Energy entered into the following transaction in the month of January. We sold 175 megawatts on peak for delivery in the April through September period, at a spark spread of $11 per megawatt hour, thereby partially hedging the value of the physical asset. The total economic value that FPL Energy will receive from that contract is 3.9 million. Because the contract is one that has to be marked to market, our financial statements will be adjusted to reflect market prices at the time of the reporting period. This example assumes arbitrarily that at the end of the first quarter, spark spreads move up to $17 a megawatt hour. And then, by the end of the second quarter, the market moves down to $8 a megawatt hour. The table on the slide demonstrates how those market movements will impact our financial statements.

First, let me point out that in this example, we actually realized cash revenues based on the contract price of $11 a megawatt hour, or about two million in each of the second and third quarters- the delivery term-on a pre-tax basis. This is the amount that will be reflected in FPL Energy's adjusted earnings that we report every quarter. GAAP, however, requires us to recognize on our financial statements the movements in market prices in each reporting period. For instance, in this example, the spark spread moved up to $17 a megawatt hour by the end of the first quarter, causing an unrealized loss on the $11 contracts at 2.15 million. This, of course, is a non cash item.

As I've often reminded investors, the move up in market prices may create a loss on the contract position, but it also creates a corresponding increase in the value of the underlying asset position. GAAP, however, does not recognize the unrealized gain in value of the physical asset.

The second quarter shows two accounting entries. First, as we deliver power under the contract, part of the loss is reversed, representing in this example, 1.08 million. Second, market prices have moved again, this time down to $8 a megawatt hour. Since this is below the $17 value that we recorded in the first quarter, we will book an unrealized gain on the portion of the contract that is still yet to be delivered. In this case, that was 1.61 million for a total mark in the second quarter of 2.69 million.

In the third quarter, as we realize the remaining portion of the contract revenues, we reverse the remaining unrealized position, in this case, a loss of 0.5 million. It is easy to see the volatility that GAAP earnings are exposed to, and we continue to believe that adjusted earnings are a better measure of underlying economic performance, where one side of an economic hedge is marked, but the other is not.

The major driver of the negative mark in the non qualifying hedge category was improving market conditions. While this is neutral for assets that have been hedged, as the previous example shows it is good news for the remaining positions that have not been hedged. This is apparent in the first quarter adjusted results with improvement in pricing in markets where we have merchant exposure offsetting much of the negative impact of wind resource shortfall during the quarter.

Additionally, the 2006 forwards continue to show improvement. We've seen a strengthening in pricing across most of our merchant markets, with a significant improvement occurring over the first quarter. In fact, in most of the markets where we have merchant assets, we have seen as much improvement in the first quarter as we saw all of last year. Although we are not yet anywhere near market equilibrium, and although some of these gains have been given back in the early days of the second quarter, we are encouraged by the strengthening that we are beginning to see.

Many of you have noted that FPL Energy's prospects for the 2007 and beyond time period have been improving lately, and we agree. To give a rough indication of what this might mean, we have included this chart, which shows a range of possible income contributions from FPL Energy in 2007, based on some specific assumptions. Let me quickly point out that this does not represent a forecast in the same fashion that we share our annual expectations with you. It is not based on detailed budgeting, and it contains some broad ranges of assumptions that go beyond what we would typically use in an annual forecast. In particular, it presumes a degree of market improvement over and above where current forward prices are. I encourage you to review the appendix for the specific assumptions behind the range. Nevertheless, we hope it will be helpful in considering the possible contribution that FPL Energy may be able to provide, and we believe that investors and analysts will find it useful as a rough check on their own modeling assumptions. We have chosen 2007 as a comparison point due to the absence of a planned outage at Seabrook and the significant contract re-hedging opportunity beyond 2006. To repeat, this outlook is based on some merchant recovery, and is not based on marking the uncontracted merchant component of the portfolio to market based upon current forward curves. It also assumes no new acquisitions.

As you can see, a combination of continued wind development, and some improvements in merchant markets, are the two major drivers of what could represent a multi-year earnings growth rate in excess of 20 percent. While we have much work to do to realize such improvements, we continue to believe the prospects for FPL Energy are bright.

To summarize the 2005 first quarter, FPL contributed 30 cents, FPL Energy contributed 18 cents, and Corporate and Other contributed a negative four cents. That is a total of 44 cents compared to 39 cents in the 2004 first quarter on an adjusted basis.

Turning now to the outlook for 2005, we are adjusting our outlook down five cents per share, primarily to reflect weak weather conditions at FPL.. The new ranges are as follows: at FPL $1.93 to $2, at FPL Energy 65 cents to 73 cents, which remains unchanged, at Corporate and Other a drag of 15 to 18 cents, which also remains unchanged. Together, these suggest a range for FPL Group EPS of 2.45 to 2.55. As always these exclude the effect of adopting new accounting standards, as well as the mark to market effect of non-qualifying hedges, neither of which could be determined at this time.

Let me remind you also that our expectations for FPL Energy always reflect our current contractual commitments, coupled with marking the merchant component of the portfolio to market, based upon current forward curves. Our baseline expectations of course assume normal weather for the balance of the year, both at FPL and at FPL Energy, and operating performance consistent with our historical levels.

Let me review the drivers for 2005. At FPL we expect the year to be challenging, primarily because of the steep hurdle facing FPL in the second half after the introduction of the Martin and Manatee expansions. The weak weather during the first quarter, and the lack of weather strength in April so far, has also challenged revenue growth. Additionally, O&M continues to be a pressure point in 2005.

At FPL Energy we expect to see growth from new wind projects, an uprate of capacity at Seabrook partially offsetting a refueling outage in the spring, a modest drag from the Marcus Hook new merchant fossil unit, and increased interest expense. We would expect that FPL Energy will have a roughly flat second quarter, given the refueling outage at Seabrook. At Corporate we anticipate modest earnings dilution, a positive cash flow from FPL FiberNet, coupled with moderately higher interest expense. In February, as many of you know, we issued approximately 18.5 million shares in association with the conversion of the equity units. Also, during the quarter, we completed the second wind portfolio financing, which we had indicated was prerequisite to any share repurchase this year.

The financial plan we put together last year assumed a modest amount of repurchase, partially offsetting the conversion of the 2005 equity units. Since that time, our thinking has changed somewhat in light of the opportunities for productive capital deployment potentially available to us at FPL Energy. Our expectations for capital spending are now higher than they were with the increase in our wind program to the upper half of the range and the acquisition of the SEGS assets already built in, and the possibility of additional acquisitions later in the year. Accordingly, we intend to monitor closely our cash flow profile, but we may well do less repurchasing than we had originally expected. We remain committed to deploying productively the equity implicitly freed up by the partially non-recourse wind financing, either to support sound new investment or to be returned to shareholders. We are pleased with the way the opportunities at FPL Energy are evolving, and certainly wish to continue to support the growth of the business with adequate equity capital.

Before we begin the Q&A session I have one final item to mention. Bob Barrett has recently accepted the position of Vice President of Business Development at FPL Energy. While we will miss his strong contributions to Investor Relations, and I personally will miss the outstanding support he has given me, we are pleased that he will be taking on this new and challenging role. I'm sure those of you who have had the chance to work with Bob will join me in thanking him for all he has done for Investor Relations over the past two years. We will announce his successor shortly.

And now, we will be happy to answer your questions. Thank you.

Operator: Thank you. The question-and-answer session will be conducted electronically. If you would like to ask a question, please press the star key followed by the digit one on your telephone keypad. In order to give everybody an opportunity we do ask that you please limit yourself to one question with one follow up. Once again to ask a question, please press star one.

And we'll go to Ashar Khan with SAC Capital.

Ashar Khan: Good morning and congrats Bob. Moray, can I go to slide 25 this is FPL Energy's outlook for 2007. The 85 to 105 wind, how many megawatts can we assume those 85 to 105, what range would that be?

Moray Dewhurst: I think the general answer to these questions is please consult the appendix because all of the specific assumptions are in there. On the wind, as I recall, it's about 750 megawatts spread over the...

Ashar Khan: Seven hundred fifty, OK.

Moray Dewhurst: I'm sorry, I'm being corrected here.

Jim Robo: It's 1250 to 1750 from the beginning of '05, through the end of '07.

Ashar Khan: OK. Thank you. And what share count knowing your capital plans and your - what share count can you expect Moray in '07?

Moray Dewhurst: Let me address that one by really focusing on the '06 equity units, which is the main issue coming ahead. Actually, let me preface it by saying, first of all, let me just reiterate the principle that new capital deployment at FPL Energy will bring with it its own equity component. So the additional spending on wind would also carry with it its own implied equity component. And obviously, we expect those projects to be accretive net of that incremental equity.

Setting that aside, the other piece that we have out there obviously is the '06 equity units. Again, I would just repeat what we said in the past, which is that assuming there were no additional capital employment at FPL Energy, we believe that in '06 on the present path, we would essentially be able to free up that equity. In other words, that equity would either be available to support new capital deployment or it would be available to return to shareholders. So, you know, you can think about it whichever way you like it. But those are the major drivers, so at this stage, we don't have a specific financial plan going out to '07, so I can't give you a specific assumption for that. And for obvious reasons, we can't say much on the FPL outlook.

Ashar Khan: OK.

Moray Dewhurst: But you could probably come up with a reasonable range of possibilities from that information.

Ashar Khan: OK. And can you just tell us, am I right, the newer announced acquisitions are the 15 to 30, are the solar and GEXA, those contribution of 15 to 30 on that slide, are those the two announced acquisitions that way I look at it?

Moray Dewhurst: Yes, that's correct.

Ashar Khan: And can you just mention - you mentioned further you're looking at future acquisitions, can you just mention what type of acquisitions in which areas could we look forward in the pipeline of things that you're contemplating.

Moray Dewhurst: Sure. There's really no change - there's been no change in our focus. Our number one priority continues to be to build out the wind portfolio, whether that be Green Field or acquisitions. Certainly, there are some things that we are looking at in that area. We also continue to look for the kind of projects that FPL Energy has had success with in the past, and in that category I would certainly include the solar example, typically things that have at least some degree of contracting, things that fit our existing geographical and operating portfolio, and typically situations where we feel that we have some operating, you know, synergies or leverage to exert.

In addition to that, you of course, know of our interest in the nuclear side, and we certainly continue to look at that. And on the kinds of things that we would not be looking at, again, consistently what we said in the past, don't look for us to stray too far from existing geographical knowledge bases, so, you know, don't look for us to be buying up a standalone coal plant in the Midwest, a region where we have, you know, no existing assets to speak of. So nothing has really changed in terms of the criteria, but we do have some interesting things that we're looking at. So we can't, obviously, promise anything at this stage, but we feel encouraged with where we are. And we should probably now let the next person ask a question.

Ashar Khan: Thank you.

Operator: Thank you. We'll go next to Paul Patterson, Glenrock Associates.

Paul Patterson: Good morning, guys.

Moray Dewhurst: Good morning.

Paul Patterson: The regulated ROE at FP&L for the 12 months ended the first quarter, do you have that?

Moray Dewhurst: I don't. For 2004, it was approximately 12.7.

Paul Patterson: OK.

Moray Dewhurst: We would - on the present trajectory the regulatory ROE for the full year '05 would probably be around 12 to 12.1 maybe.

Paul Patterson: OK. And then, the depreciation study that you mentioned, I actually tried to take a look at it, it's quite lengthy. And I wasn't really clear from your filings as to how the 1.24 billion, I think, it is, how that comes back in - how that's treated in the rate case, could you just briefly describe how that works.

Moray Dewhurst: Well the simple way, at least I think about these depreciation studies is you take where you are today, you take the value that remains - that has not yet been depreciated and recovered, and respread that out over the remaining life. The big driver here, obviously is the four nuclear units now have license extensions, so you're adding 20 years to the effective life of each of those. So essentially, you're spreading a large chunk of the remaining balance, just over those greater years.

Paul Patterson: Right. I guess what I'm trying to figure out is that there's been some discussion about using that 1.24 billion in a manner to sort of offset some of the rate increases. And I'm trying to get an idea as to how that's currently - how you're currently scheduling that 1.24 billion kind of surplus of depreciation, if you follow me, it wasn't clear to me from looking at the filings.

Moray Dewhurst: No. I can understand it wouldn't be because of what's being proposed by certain parties is not really consistent with either past Commission practice or good accounting, essentially that 1.24 billion is getting spread out all over the now extended remaining life of the assets. It's hard to give a better answer than that, because obviously it depends for each individual asset. Let me just comment on the notion that you can offset this 1.24 billion against this storm recovery. There is no such thing as a free lunch. So effectively, what you would be doing if you applied that conceptual approach is you would be increasing customer rates in the future.

Paul Patterson: Right. Your rate base would go up.

Moray Dewhurst: Correct.

Paul Patterson: OK. Thanks a lot.

Moray Dewhurst: Thank you.

Operator: And we'll take our next question from Michael Goldenberg, Luminus Management.

Michael Goldenberg: Good morning, guys.

Moray Dewhurst: Good morning.

Michael Goldenberg: A couple of questions, first of all, I want to talk about power and gas contract restructuring. That's both in your numbers and your ongoing 2005 guidance or is it not?

Moray Dewhurst: Yes.

Michael Goldenberg: It's both in Q1 and guidance?

Moray Dewhurst: Correct.

Michael Goldenberg: I know you generally don't comment on the analyst guidance for quarters, but it seems that you hit the consensus number, and yet you still lower guidance. I guess I'm trying to reconcile those two things, given that generally, you know, the analyst estimates added up to somewhat in between your guidance.

Moray Dewhurst: Quite frankly, I didn't focus on analyst guidance for this quarter. I just tell you - you know, we look at the full year. There are lots of reasons why things can move around across quarter boundaries. But as we look out over the full year, given what we've given up primarily in weather, and to some extent, in simply lack of general usage growth at FPL with everything else left unchanged, we just don't think we're going to be in the range that we originally laid out for that business. So all we have done is we've left the other two components, FPL Energy, corporate and other unchanged. We're still very comfortable with where we are there. But we're just pulling the FPL piece down, approximately by the amount of the weather and other usage effect, it's really as simple as that.

Michael Goldenberg: Understood. And my final question, I understand that GEXA transaction has not closed yet but is it just a transaction to help out your existing gas power plants in the ERCOT region? Or are you trying to build out this retail platform in states other than Texas, and really use GEXA as a launching pad?

Moray Dewhurst: It's very specific to the ERCOT market. Obviously, we have a very large investment in that market. It's a crucial market for us, and we want to continue to expand our capabilities in there, but certainly at this stage, there's no intention of it being a platform for a broader retail play.

Michael Goldenberg: So this is just a company to help the output of your existing gas plants in ERCOT?

Moray Dewhurst: Well a little bit beyond that. I think it supports the overall position in the ERCOT market, which is more than just gas merchant assets. We have origination and structured transaction activity there, so it's complementary to a variety of existing activities.

Michael Goldenberg: Understood. OK. Thank you very much.

Operator: We'll go next to Gordon Howald, Natexis.

Gordon Howald: Great, thank you, I guess some of this was already answered, but I'm a little confused. I mean it would seem intuitively that it's a little bit early to adjust EPS for weather, after, you know, one quarter, particularly with the summer coming. And maybe you could tie that a little bit into the usage due to weather line that you have, and maybe compare that with underlying usage growth mix and other. Because if you annualize that one cent decline for the year, that appears to be more than five cents on an annualized basis. I know that was a little bit long, if you could just touch on some of those issues, I'd appreciate it.

Moray Dewhurst: Sure. The comparisons to last year are a little complicated because of the impact of the leap year, or the leap day last year. But if you strip that out, the other usage growth in the first quarter was approximately 0.3 percent. That is adjusting for - mostly adjusting for weather. And that compares with the long-term average of about one to one-and-a-half percent usage growth. So that's well below those long-term averages. Now that number on a quarterly basis can be quite volatile. And in some quarters, it can actually be negative. So I don't think we want to be too alarmist about that, but I do think that we are seeing some evidence of a little weakness there. The greater effect, obviously, is what it is, and since we do our outlook on a weather normalized basis, but we don't assume that you catch up later in the year. I certainly recognize that we've got, you know, the bulk of the year still ahead of us.

I would also tell you that although it's not reflected in these results, the early stage [?] is not real encouraging from a revenue perspective, although it's been absolutely delightful from a customer weather perspective. So we are also aware that we have given up some more in the first few weeks in April. So we're factoring that in. So I leave you to make your judgment as to whether it's premature or not. We simply want to make sure that the information is out there. And, you know, that new range of expectations is what we're looking for at the moment. Obviously, that could change, if we have some, you know, unusually warm weather later on in the year we may well come back and move it up. But given what we see today, what we experienced in the first quarter, in the first part of April, I think that's a much more realistic expectation for the range of FPL's contributions for the full year.

Gordon Howald: Right. Could you - I guess what I'm trying to understand is the underlying usage growth, maybe what would be driving that a little bit, for a better understanding of the non weather usage growth numbers.

Moray Dewhurst: Well as I said, I think, it's a number that is volatile from quarter to quarter, so it's a little difficult to do much analysis on that in this stage. It's also a number that's clearly affected by economic circumstances, price elasticity and, you know, to some extent potentially the post hurricane effect. So I can't explain that one right now. I'm just - what we're really signaling is, you know, this is what we think is likely to be the most likely path for FPL for the full year. Again, we could be surprised the other way. But based on what we see today I think the new range is probably a better one.

Gordon Howald: Absolutely. I appreciate it, thank you.

Moray Dewhurst: OK.

Operator: We'll go next to Zack Schreiber, Duquesne Capital.

Andrew Campelli: Hi, good morning. It's actually Andrew Campelli.

Moray Dewhurst: Good morning.

Andrew Campelli: Good morning. I had two questions. The first is on page 24 where you lay out the improving market conditions. I was hoping you could expand on that a little bit and talk about what's really driving the improvements in spark spreads, i.e., is it simply increasing gas prices, such that your heat rates are 7,000 - excuse me - sparks spread for 7,000, heat rate units are higher? Or is it really seeing increases in marginal heat rates in the regions that you outlined in that page?

Moray Dewhurst: Well we have Jim Robo with us, so I'm going to let him comment, because he's much closer to it than I am.

Jim Robo: Yes, it's a little bit of both frankly. In ERCOT it would be more gas prices than heat rates. In California, it would be more, frankly, heat rates than gas prices. But I think what we're seeing in all of the markets is a continuing acknowledgment that capacity - existing capacity is going to have a value placed on it. And particularly in California where there is the ongoing reserve requirements. And we're starting to get paid for capacity in that market. We're starting to see that in spark spreads and starting to see that in concerns about reserve margins going forward.

Andrew Campelli: OK. Great, thank you. And then the second question I had is on slide 25 regarding the outlook for FPL Energy. The interest expense line where you show an increase of 35 to $40 million, does that mean we need to think about an increase of 35 to $40 million at the parent as well? I.E., you're allocating 50 percent interest expense to FPL Energy, or am I interpreting that incorrectly?

Moray Dewhurst: No. Most of the, what I think of as the imbalance that gets reflected in Corporate and Other is historical. Looking forward, it's primarily driven by the assumption around new wind investment, so we are building into those numbers the interest that each of those projects would have to carry on its own. So there would be effectively very little spillover into Corporate and Other.

Andrew Campelli: So that's 100 percent of the interest expense related to the new investments, then.

Moray Dewhurst: Yes, and this is an assumption of about a 50-50. It's an assumption of about 50-50 capital structure.

Andrew Campelli: Fifty-fifty capital structure.

Moray Dewhurst: It could look a little better than that. Obviously, the deals that we've done, the two portfolio deals had substantially north of 50 percent leverage, and still substantial non-current or off-credit treatment in the credit analysis. So it might look a little better than that. But as a baseline, I think, it's carrying its own weight.

Andrew Campelli: OK. Great, thank you. I appreciate it.

Operator: And once again, if you'd like to ask a question, please press star one on your telephone, again, star one for questions. We'll go next to Steven Rountos, Talon Capital.

Steven Rountos: Good morning.

Moray Dewhurst: Good morning.

Steven Rountos: I think Moray, you had- the last time you had spoken on a conference call, we talked about the capital that you had refinanced from the wind projects, and the ability to use those proceeds for other opportunities, which at that point were kind of left unsaid, but one of the possibilities was a share purchase or acquisition. And I think, given where you see your wind cap ex for '05, and at the high end of your 250 to 750 range, what can we expect from a share buy perspective? And how close are you, I guess, if at all, on any potential acquisitions?

Moray Dewhurst: Well I said in the prepared remarks, the - our sort of increasing optimism on the spend profile of FPL Energy has caused us to rethink, at the very least, the timing of repurchase. As you say, we are now in the upper half of the wind range, and that's clearly an implied increase in cap ex, relative to the baseline expectations with which we went into the year. That increasing cap ex, obviously needs to carry with it an appropriate equity component. We have - the solar acquisition is a small piece, but the same principle applies.

So at this stage, the same framework still applies, but I think we need to kind of go a little further through the year, and see a little better where we are, on that actual capital spend profile. One other factor that I might mention which was not in the prepared remarks, is that on a pure annual cash flow, free cash flow basis, our outlook has changed significantly for the worse, for the year, primarily because of clause effects at FPL with the run up in gas prices, notwithstanding the fact that we hedged the fuel at FPL extensively, we're still -we've had big cash outlays to support the fuel purchases. Now that would obviously turnaround in future periods as the clause mechanism adjusts. But in any given year, we have to watch out for that cash flow effect, and that clearly has an impact from a credit perspective, so we have to be a little sensitive to that.

Steven Rountos: You said you were going to be cash flow breakeven roughly at the mid point of your wind range. Now that you're doing the high end, and you have these additional negative drains from the utility, you would assume that you are significantly cash negative for '05?

Moray Dewhurst: Yes, on an annual basis for '05, we now would expect to be very significantly negative. It has been a swing to the tune of four or 500 million in the fuel clause, alone. So obviously that needs to be financed. So as I said, that factors into the timing question as well. So we want to make sure that we retain the flexibility we need to be able to support our financial profile, and obviously support both our key businesses.

On the second part of your question, I don't have anything more specific to give you on the acquisition front, other than to say that we are constantly looking at a number of different projects. And I'd simply say that, you know, at this stage we feel a little more optimistic than we have done, perhaps in certainly last year, but, you know, some of those things may come to fruition this year. That's not a guarantee. They could all still come to nothing. We're not going to push for anything unless we're really comfortable with the economics and the fit with the portfolio and the strategy. But there are a number of things in the pipeline that at least hold some promise.

Steven Rountos: OK. Thanks.

Operator: Thank you. And we'll go next to Gregg Orrill with Lehman Brothers.

Gregg Orrill: Thanks, how are you doing, Moray?

Moray Dewhurst: Good morning.

Gregg Orrill: You just touched on a four to $500 million swing in fuel recovery, that's - what's the timing of that? Does that turnaround this year?

Moray Dewhurst: No. That would not turn around until subsequent years. The typical timing would be that we would go in with the annual fuel filing in the fall. And we would encourage into that filing not only the expectations at that time for '06, but also where we think we're likely to end up in '05. Now as you point out, that fuel clause number is very volatile, but that's precisely one of the reasons why we maintain the strong balance sheet, is so that we can continue to essentially finance large balances there.

And, you know, if you can tell what's going to happen to gas prices for the rest of the year, I could give you a better idea of what that number will end up being for the end of the year. So I think it's early to, you know, to predict what that will be. But just as of today, as I indicated, there's been a pretty significant swing, relative to where we were when we did last year's fuel filing. But typically, you go with a fuel filing in the fall, and on the basis of that, you set a new fuel factor for the coming year.

Gregg Orrill: Right. So part of the annual planning process.

Moray Dewhurst: Correct, yes.

Gregg Orrill: And so you're - in general, you're not as focused on stock buybacks in the near term, and I guess, as it relates to the guidance, the things that you've spent money on, GEXA and looking to add more wind than expected, that's going to provide income at FPLE. Whereas, you know, it would really be dilutive to FP&L. So is dilution really a factor, you know, guessing the FP&L guidance for the year?

Moray Dewhurst: Not significantly, no. Here's the way I look at it. We did get the wind deal done, and it was on attractive terms, and we got partial, sort of off credit treatment in the credit analysis. So to my way of thinking, that effectively means that we freed up some shareholder equity, and that equity can now be deployed. And we really have two ways that we can redeploy it. We can either redeploy it to invest in supporting new growth at FPL Energy, or we can return it to the shareholders.

The original plan pre supposed a certain level of activity at FPL Energy, and that kind of left a residual amount or at least a range of residual amounts that we thought we'd be using for repurchase. Relative to where we were when we put that together, we have now increased effectively the implied equity support for the new investment, which obviously will be accretive in subsequent periods. And so that means kind of less emphasis on the repurchase component in the short term.

In terms of the impact on dilution, there potentially could be a sort of timing dilution inasmuch as obviously, if you do a purchase today, then it shows up instantly in the EPS effect. Whereas if you put it into a new wind project, the new wind project only starts being accretive when the turbines start turning. So maybe there's a few months of effective dilution in that decision. We think that's a sensible one, as compared to the alternative which is doing a significant repurchase today. And then coming back to the open market, to do a share issuance at significant transaction costs a few months from now, but that's effectively the trade-off that we're making at least in our own minds.

Gregg Orrill: Got it, thank you.

Moray Dewhurst: Thanks.

Operator: We'll go next to David Reynolds, Tribeca Global Management.

David Reynolds: Yes, thank you. Just a couple of quick questions on the regulatory front. Moray was breaking down some of the pieces that had been requested. One is $100 million for the purposes of cost associated with the transition to competition, or a study thereof. I'm trying to remember, is this something that's underway, Commission ordered, i.e., is the company actually spending money on this? Or is this request simply in anticipation of ultimately having to do that.

And then, a quick second question kind of along the same vein on the regulatory front, I know what the historical treatment of the purchase power debt has been, and the purchased power agreements as imputed that has been, I guess with more and more companies having purchased power contracts on their books, and so on, is there something distinctive about FPL's purchased power agreements that makes a lot of sense for it to be treated as long term debt as opposed to any other obligation? So I guess just those two things. Thanks.

Moray Dewhurst: Let me take the RTO first, and let me say first that this is not about a transition to competition in the sense of wholesale restructuring or retail restructuring.

David Reynolds: Right. No.

Moray Dewhurst: So that's not - but dating as far back as '99 or 2000, I can't remember the exact history, we along with the other IOUs in Florida were committed to marching down the path of a regional transmission organization.

David Reynolds: Right.

Moray Dewhurst: That has gone through several metamorphoses in the course of time, but where we stand today, we are still required to continue down that path. The main issue currently on the table, the Commission has - the Florida Commission has expressed some concerns about whether an RTO in a market like Florida which doesn't have like wholesale competition and which has some other peculiar characteristics being the peninsula, where the customers would actually benefit from moving to an RTO type organization. And therefore, they have required us and the other IOUs to complete a cost-benefit analysis, which should be done fairly soon, I believe.

To my way of thinking, you have sort of one of two situations. If the benefits exceed the cost, then presumably, there's value to the RTO, and presumably the costs are justified in which case, you know, they need to be reflected in revenue requirements and hence rates. If the costs are greater than the benefits, then obviously that raises questions about whether we should be continuing to go down the path that we're currently on. But at the moment, that's the path we're on. And therefore, we need to estimate what those costs would be, and that's what we've put into the rate case filing. We are not spending anywhere near those amounts today, so that's the first one.

On the second one, on the question of imputed debt, I'm not in a good position to say what other companies are doing or, you know, what is being done in the analysis for other companies. But the imputation of debt associated with purchased power agreements has been a long-standing thing on the part of the credit rating agencies. It's most clear with S&P because they have published papers showing explicitly how they conduct that methodology, but each of the agencies to a greater or lesser extent has a similar approach. And, you know, clearly there is some economic rationale to it. We don't necessarily agree in all of the specifics with the methodology but it is what it is. As to the question of whether there's anything specific about FPL's PPA's, I don't really think so. They fall in the S&P framework. They tend to fall into the middle bucket of risk category because we have a long-established pattern of recovering through clauses which S&P considers favorable for risk, although not the same as if they are sort of protected by - recovery is protected by legislation. So we're in that middle group, but they apply the same methodology to us, that they apply to many other companies.

David Reynolds: OK. Thank you.

Moray Dewhurst: Thanks. I think we have time for two more questions.

Operator: Thank you. We'll go next to Amit Sangharjki with Bank of America Securities.

Amit Sangharjki: Hi, Moray. Can you hear me?

Moray Dewhurst: Yes.

Amit Sangharjki: Hi, good morning. A question on improving spark spreads in Texas, it seems like you guys are seeing market conditions improve with spark spreads, my question relates to the fact that, you know, you're maintaining the guidance at FPL Energy. And from where you see going forward spark spread, does this mean that you guys have all of the assumed - this improvement in your guidance to the same level that you saw spark spread improve in the first quarter?

Moray Dewhurst: Well I would say that at this stage, first of all, we don't have that much unhedged capacity remaining for the rest of the year. So the impact in the current period or the current year is relatively muted, and is frankly within the range of our overall estimate anyway. What really happened in the first quarter is we had just a disastrous lack of wind, but the strong performance in the other parts of the portfolio, of which the extra strength in ERCOT was one component, certainly made up for that. But at this stage, I don't think we have enough information to, you know, to say that that's - the effect of carrying that through the rest of the year, is really going to be meaningful to pushing up the range for FPL Energy. We feel very good about where FPL Energy is for the year. And we feel even better about where it's likely to be going to the future. But again, we still feel pretty comfortable with the range we originally played out at this point. Now, you know, we'll see again, we'll have another update in a few months.

Amit Sangharjki: Right. And I guess you guys assume wind resources will sort of get back to normalized levels for the rest of the year?

Moray Dewhurst: Yes, we always assume going forward, average weather effects, so winds at the long term averages.

Amit Sangharjki: OK.

Moray Dewhurst: There's nothing - statistically there's nothing particularly unusual about the first quarter. It's well within the bounds of what you can expect, which is, you know, you roll the dice enough times, and every time -every now and again you come up with snake eyes.

Amit Sangharjki: Great, thanks.

Moray Dewhurst: Thanks.

Operator: We'll take our final question from Paul Patterson, Glenrock Associates.

Paul Patterson: Hi, how are you guys doing? I just wanted to clarify something here. The weather impact looks like it's about two to three cents. And you guys are lowering your guidance by about a nickel. And I'm just trying to get a complete picture as to what's filling out the rest of that, is it the non-weather-related customer usage? Is it the less of the stock buyback as compared to the investments, or...

Moray Dewhurst: No, I think the pieces that FPL is about three cents from pure - what we have reported as pure weather effect. Without getting too technical, we believe that our current modeling of weather tends to understate that effect in periods like the first quarter. So we actually believe the true weather effect is more like three-and-a-half - four cents, and there's another penny in there for the other usage effect.

Paul Patterson: OK. And then, just back to the contract renegotiations, that was about three cents for the quarter. And the contract that you mentioned that you guys had sort of done, it sounds like going forward, though, it basically is accretive to earnings in some way as well, even though you're taking sort of an $8 million benefit this year.

Moray Dewhurst: Yes, that's correct.

Paul Patterson: OK. So we shouldn't expect any negative effect going forward form this contract negotiation, right.

Moray Dewhurst: No. It's a - typical of these things, there's a little bit of a one type upfront pop and then there's positive ongoing book and cash effects. So from a comparison point next year, assuming we don't have another equivalent, obviously that three cents would not be there. But from a subsequent period effect, it filters through - it will filter through existing assets as a slight positive.

Paul Patterson: OK. Thank you very much.

Moray Dewhurst: Thank you.

Operator: And we're standing by with no further questions at this time. I'll turn the conference back over to you, gentlemen.

Bob Barrett: Well thank you for joining us this morning, and that will conclude our conference call. Thank you.

Operator: Thank you. And once again, that does conclude today's conference. We do appreciate your participation. You may now disconnect.

END

Earnings conference call first quarter 2005

Cautionary Statements And Risk Factors That May Affect Future Results Any statements made herein about future operating results or other future events are forwardlooking statements under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from such forwardlooking statements. A discussion of factors that could cause actual results or events to vary is contained in the Appendix herein.

Overview of first quarter 2005Florida Power and Light CompanyContinued strong customer growth although lower than recent levelsUsage growth below normal, driven by weather, but better than first quarter 2004FPL EnergyMarked improvement in merchant portfolioPortfolio additions (SEGS, GEXA and new wind)Strong adjusted earnings growth despite weak wind resource 1Negative mark on nonqualifying hedges reflects improving forward marketsFPL GroupShare dilution from equity unit conversionTwoforone stock split; effective March 15th Adjusting 2005 EPS expectations downward by $0.05 per share to reflect weaker usage growth at FPL 1 Excluding the cumulative effect of adopting new accounting standards as well as the marktomarket effect of nonqualifying hedges, neither of which can be determined at this time

FPL Group Results first quarterGaap net income ($millions) EPS adjusted $138 $137 $0.39 $0.36 $139 $168 $0.39 $0.44 04 05 04 05 04 05 04 052004 earnings per share figures have been adjusted to reflect the stock split effective on 03/15/05.See appendix for reconciliation of GAAP to adjusted amounts

FPL First Quarter SummaryPoor usage growth driven primarily by weak weatherCustomer growth stronger than anticipatedFiled retail revenue increase request of $430 effective January 2006Commission decision on storm recovery expected in JulyMartin and Manatee construction on track

Florida Power and Light Earnings First QuarterNet income contribution ($ millions) EPS$105 $111 $0.29 $0.30 04 05 04 052004 earnings per share figures have been adjusted to reflect the stock split effective on 03/15/05

FPL Historical Growth in Customer AccountsFirst quarter growth comparison (thousands)1 Change in average customer accounts from prior year's first quarter

Retail Sales at FPLFirst Quarter2.3% customer growth0.8% usage growth due to weather 1(0.7)% underlying usage growth,mix, and other2.4% kWh sales growth1 Usage due to weather in the first quarter was 1.8% below normal; equates to approximately $15 million pretax

FPL OandM and DepreciationFirst Quarter($ millions)OandM depreciation

FPL Earnings Contribution DriversFirst Quarter ($/share)FPL 2004 EPS $0.29Drivers: Customer growth0.03Usage due to weather 0.01Underlying usage growth, mix, and other (0.01)Depreciation 0.00OandM (0.02)Other 1 0.00FPL 2005 EPS $0.301 Including AFUDC and share dilution2004 earnings per share figures have been adjusted to reflect the stock split effective on 03/15/05

2006 Rate Case Update

Petition:

- On March 22nd FPL filed a rate request of $430 million
  - $184 million for revenue requirements associated with new plants and infrastructure
  - $100 million for additional storm damage reserve accrual
  - $100 million to cover anticipated RTO costs
  - $46 million misc. expenses (employee benefits, insurance, nuclear and fossil maintenance, etc.)
- Additional annual increase of $123 million to cover costs of Turkey Point expansion expected in mid-2007

Requested increase includes:

- A return on equity range of 11.3% to 13.3%, with a midpoint of 12.3%
  - ROE includes a 50 basis point performance incentive
- Continuation of a 55.8% adjusted debt ratio
- Depreciation studies, filed separately, includes license extension at our nuclear facilities at St. Lucie and Turkey Point

FPL GROUP

11

2006 Rate Case Continued

Impact on typical residential customer's bill

- 2006 to mid-2007: less than $3.00/month
- Mid-2007 and beyond: additional $1.25/month

Rate Case Timeline

March	June - July	June - August	August	November
Filed formal rate request	Quality of service hearings	Intervenor, staff, and FPL rebuttal testimony	Rate Hearings	Final decision by FPSC expected

FPL GROUP

12

Storm Reserve Recovery UpdateTotal restoration cost of $890 million net of insuranceDeficit of $536 million to be recovered subject to reasonableness and prudencyWe began recovering the deficit through a monthly surcharge in February 2005. Reasonableness of full recovery being challenged by OPC and other interested partiesHearings held April 20th 22nd and commission decision expected in July

Capacity Additions and Fuel Diversity at FPL10year Power Plant Site Plan (20052014) filed earlier this month with the FPSC Post2011 clean coal alternatives being evaluatedReport on Clean Coal Generation filed with Commission in March 2005 Currently evaluating several LNG proposals

FPL Energy – First Quarter Overview

- **Excellent overall performance despite weakest wind resource in over a decade**
  - Strong results from ERCOT assets
  - Strengthening forward markets
  - Good progress on new wind development
  - Addition of new assets
  - Closed a major contract restructuring
  - $17 million after tax reduction in net income due to weak wind resource (relative to normal)
- **Adjusted results[1] grew by 25% during the quarter**
- **Losses on non-qualifying hedges reflect improving spark spreads**
  - Substantial increase in value of unmarked-to-market physical assets
- **Good progress in hedging 2006**
- **Strong outlook for 2007**

FPL GROUP

1 See appendix for reconciliation of GAAP to adjusted amounts

15

FPL Energy Results first quarterGaap net income ($millions) EPS adjusted $53 $37 $0.15 $0.10 $54 $68 $0.15 $0.18 04 05 04 05 04 05 04 052004 earnings per share figures have been adjusted to reflect the stock split effective on 03/15/05.See appendix for reconciliation of GAAP to adjusted amounts

FPL Energy Earnings Contribution DriversFirst Quarter($/share)FPL Energy 2004 Adjusted EPS $0.15Drivers: New investment (0.01)Existing assets: wind (0.02)Existing assets: all other 0.04Asset optimization and trading 0.00Restructuring activities 0.03Other 1 (0.01)FPL Energy 2005 Adjusted EPS $0.181 Including interest expense, share dilution, and rounding 2004 earnings per share figures have been adjusted to reflect the stock split effective on 03/15/05.See appendix for reconciliation of GAAP to adjusted amounts

Wind Resource Fundamentals First QuarterWind speed index1 Average wind speed for the period from those reference towers chosen to represent FPL Energy's portfolio weighted index based on FPL Energy's portfolio as of 12/31/04100 equal longterm historic annual weighted mean

Power and Gas Contract RestructuringRestructured power sales contract to allow FPL Energy to supply power either from our facility or the marketTerminated a gas supply contract to eliminate surplus gas position created by purchasing power in the market vs. running the facilityFavorable cash and book income effects: $54 million aftertax NPV $8 million aftertax book gain at closing Favorable cash flow and book earnings over remaining life of power contractPower and gas contract transactions favorable to counterparties

FPL Energy Portfolio Transactions Wind additions 500750 mw by yearend '05 Callahan Divide 114 mw inservice Additional 327 mw currently under construction Acquired net 67.5 mw operating interest in Solar Energy Generating System (SEGS) in California Adjacent to existing assets Same technology as existing assets offering operating synergies Entered into a definitive agreement for the acquisition of GEXA Corp., a retail electric provider in Texas

FPL Energy Contract CoverageMore than 90 percent of expected 2005 gross margin hedged1 Weighted to reflect inservice dates, planned maintenance and Seabrook refueling outages and uprates2 Reflects RoundtheClock MW3 Includes all projects with mid to longterm purchase power contracts for substantially all of their output4 Includes only those facilities that require active hedging5 Reflects onpeak MWTotals may not add due to rounding

Nonqualifying Hedges 1Summary of Activity ($ millions, aftertax)Asset/(Liability) Balance as of 12/31/04$ 21.6 Amounts Realized During 1st Quarter (8.0)Change in Forward Prices (all positions)(22.7)Subtotal (30.8)Asset/(Liability) Balance as of 3/31/05 $ (9.1)Primary Drivers:Increase in ERCOT spark spreads $(14.3)All other (primarily net short gas positions)(8.4) $(22.7)1 Includes contracts of FPL Energy's consolidated projects plus its share of the contracts of equity method investees

Non-Qualifying Hedge Example
Forward Spark Spread Sale

FPL Energy enters into a forward sale in January 2005 to "lock-in" gross margin

Assumptions:

- Volume 175 MW On Peak (358,400 MWh's)
- Term April - Sep '05
- Spark Spread $11 per MWh ($3.94 million total value)

At the end of each quarter, assume the market value of the spark spread changes to:

- 1Q05 $17 per MWh
- 2Q05 $8 per MWh

As the power is sold, FPLE will recognize the $11.00 / MWh in contract spark spread and the unrealized mark-to-market will reverse.

The table below illustrates the impact on Adjusted Earnings and GAAP Earnings in each period ($ millions):

	1Q '05	2Q '05	3Q '05	Total
Adjusted Earnings (Pre-Tax)	$0.00	$1.97	$1.97	$3.94
Non-Qualifying Unrealized Gain/(Loss) (see calculation in boxes below)	(2.15)	2.69	(0.54)	0.00
GAAP Earnings (Pre-Tax)	($2.15)	$4.66	$1.43	$3.94

Cash revenues

Non-cash "M-T-M" gains & losses

Extensive Earnings Volatility

358,400 x (11-17) = $(2.15)

179,200 x (17-11) = $1.08
179,200 x (17-8) = $1.61
$2.69

179,200 x (8-11) = $(.54)

23

Significantly Improved Market Conditions
Market Update

	Cal 06 Forward 3/31/05	Change in Cal 06 Forward 1/3/05 – 3/31/05	Change in Cal 06 Forward 1/2/04 – 12/31/04
Natural Gas ($/MMBTU) [1]	$ 7.69	$ 1.61	$ 1.36
NEPOOL 7x24 Power [2]	$ 68.90	$ 12.18	$ 13.44
NEPOOL Spark Spreads [3]	$ 18.09	$ 0.96	$ 3.62
ERCOT Spark Spreads [4]	$ 15.73	$ 3.42	$ 1.06
WECC Spark Spreads [5]	$ 27.25	$ 5.36	$ (1.46)

1 NYMEX
2 Mass Hub
3 Mass Hub, Tetco M3 and 7.0 heat rate
4 ERCOT N, Houston Ship Channel and 7.0 heat rate
5 SP15, NGI SoCal and 7.0 heat rate

FPL GROUP

24

FPL Energy Outlook for 2007 1 FPL Energy Adjusted 2004 Net Income 2 Major Drivers: Normalize 2004 Asset Sales / Restructuring Normalize 2004 Wind Resource Normalized 2004 Net Income New Wind Investments 2005 Announced Acquisitions Potential Future Acquisitions Merchant Market Improvements (including Seabrook uprate and recontracting) Interest Other FPL Energy Potential Range for 2007 Net Income of $370 to $420 million 3 1 Data is not based on detailed budgeting and contains some broad ranges of assumptions that go beyond what is typically used in an annual forecast. Please see appendix for key assumptions 2 See appendix for reconciliation of GAAP to adjusted amounts 3 Excluding the cumulative effect of adopting new accounting standards as well as the marktomarket effect of nonqualifying hedges, neither of which can be determined at this time

Earnings Per Share ContributionsFirst QuarterGAAPFPLFPL EnergyCorporate and OtherTotalAdjustedFPLFPL EnergyCorporate and OtherTotal2004 earnings per share figures have been adjusted to reflect the stock split effective on 03/15/05.See appendix for reconciliation of GAAP to adjusted amounts

Outlook for 2005FPLExpect earnings contribution of $1.93 to $2.00 per share assuming normal weatherFPL EnergyExpect earnings contribution of $0.65 to $0.73 per share (no change)Corporate and OtherModestly negative results at FPL FiberNetHigher interest expenseNet drag of $0.15 to $0.18 per share (no change)FPL Group EPS of $2.45 to $2.55 11 Excluding the cumulative effect of adopting new accounting standards as well as the marktomarket effect of nonqualifying hedges, neither of which can be determined at this time

Drivers for 2005 Results

- **Florida Power & Light Company**
  - Continued good customer growth
  - Normal weather for the balance of the year
  - Additions of Martin and Manatee mid-year
  - Continued pressure on O&M
- **FPL Energy**
  - Build-out of new wind projects
  - Uprate and refueling outage at Seabrook; as a consequence second quarter expected to be relatively flat versus 2004
  - Modest drag from Marcus Hook
  - Increased interest expense
- **Corporate & Other**
  - Dilutive earnings, but cash flow positive at FPL FiberNet
  - Increased interest expense

FPL Group EPS of $2.45 to $2.55 [1]

FPL GROUP

1 Excluding the cumulative effect of adopting new accounting standards as well as the mark-to-market effect of non-qualifying hedges, neither of which can be determined at this time

28

QandA Session

ADDITIONAL INFORMATION ON GEXA TRANSACTIONFPL Group will be filing a registration statement on Form S4, including GEXA's proxy statement and FPL Group's prospectus and other relevant documents with the Securities and Exchange Commission concerning the proposed transaction. You are urged to read the registration statement containing the proxy statement/prospectus and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about FPL Group, GEXA and the transaction.Once filed, you may obtain the registration statement containing the proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov. In addition, once they have been filed with the SEC, the proxy statement/prospectus and these other documents may also be obtained for free from FPL Group by directing a request to FPL Group, Inc. 700 Universe Blvd., Juno Beach, Florida, 33408, Attention: Investor Relations and from GEXA by directing a request to GEXA Corp., 20 Greenway Plaza, Suite 600, Houston, Texas, 77046, Attention: Dave Holman. FPL Group, GEXA and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of GEXA in connection with the transaction. Information about the direct or indirect interests of FPL Group is set forth in its report on Schedule 13D filed with the SEC. Information about the directors and executive officers of FPL Group is set forth in its proxy statement for its 2005 annual meeting of shareholders and its annual report on Form 10K for the fiscal year ended 2004 and information about the directors and executive officers of GEXA and their ownership of GEXA stock is set forth in the report on Form 8K of GEXA filed March 28, 2005 and the ownership reports of such persons on Schedule 13D and Forms 3 and 4 filed with the SEC. Investors may obtain additional information regarding the interests of such potential participants by reading the proxy statement/prospectus when it becomes available.

Appendix

FPL Earnings Contribution DriversBridge from 2004 to 2005Driver Base Expectations Range of Impact($/share) Hurricane impactNormal 0.08Revenue growth Customer and usage growth 0.140.19Martin and Manatee1 Inservice June 1 (0.09)(0.08)Base OandM Pension creditRun off of transition credit (0.04) Other OandM Approx. 1.5% 3.0% growth (0.07)(0.04)DepreciationExisting CapEx plans (0.05)(0.04)All otherShare dilution, AFUDC, interest, property taxes, etc. (0.09)(0.07)Weathernormalized 2005 EPS contribution range of $1.93 to $2.00 2, 31 Includes impact on depreciation, interest and AFUDC2 Normalizes for 2004 weather, including the impact of 2004 hurricanes. Typical weather variability around 2005 expectations would be approximately plus or minus12cents with 80% probability3 Excluding the cumulative effect of adopting new accounting standards as well as the marktomarket effect of nonqualifying hedges, neither of which can be determined at this time

FPL: Potential Drivers of 2005 Earnings VariabilityIssue Variability Potential Impact Balance of 2005 Weather variability at 80% probability plus or minus 12cents Revenue growth plus or minus 2 to 5cents OandM expenses sensitivity 2% variation plus or minus 6cents See Safe Harbor Statement, slides 4749 herein, and SEC filings for full discussion of risks

FPL Energy Earnings Contribution Drivers Bridge from 2004 to 2005 Driver Base Expectations Normalized 2004 Weather wind Asset Sales / Restructuring Effect of new wind 500 MW 750 MW Seabrook Spring 2005 outage; 72 netMW uprate Impact of restructurings Previous New activities Interest expense Recent yield curves All other netPotential 2005 EPS contribution range of $0.65 to $0.73 11 Excluding the cumulative effect of adopting new accounting standards as well as the marktomarket effect of nonqualifying hedges, neither of which can be determined at this time

FPL Energy: Potential Drivers of 2005 Earnings VariabilityIssue Sensitivity Variability Market risk commodity prices WeatherWind portfolio wind resource plus or minus 1 wind index Maine hydro rainfall, snow packplus or minus 20% 1 Oper. Performance EFORNew growth Wind new development500 750 MW Other Asset acquisitions Asset restructuring potential impact balance of 20051 From historic mean

FPL Energy Market Price Sensitivityunhedged Segment "Plan"Potential Forward Recent 2005 2005 Impact Available % MW's Prices 2 Forward Prices 2 Relative to Plan MW's 1 Unhedged 2 Sensitivity ($/MWh) ($/MWh) Balance of Year 3 Merchant Assets NEPOOL ERCOT All Other Total Merchant Portfolio 1 Weighted to reflect inservice dates, planned maintenance, and refueling outages at Seabrook 2 Reflects onpeak MW unhedged only 3 Forward prices for Cal 2005 4 RTC power prices applicable to Seabrook and hydro spark spread rtc power price

Nonqualifying Hedges 1Summary of Activity $ thousands, aftertax)1 Includes contracts of FPL Energy's consolidated projects plus its share of the contracts of equity method investees2 12/31/04 balance has been decreased $201 for the impact of changing tax rate from 39.23% to FPL Energy Project specific tax rates3 Amount represents the change in value of deals executed during the quarter from the execution date through quarter end 1st Quarter Asset / Deals Asset / (Liability) Change in Executed Total (Liability) Balance Amounts Forward During Unrealized Balance Description 12/31/04 (2) Realized Prices Period (3) MTM 3/31/05 Gas Supply Contract Other net Total

Nonqualifying Hedges 1Summary of Forward Maturity ($ thousands, aftertax)1 Includes contracts of FPL Energy's consolidated projects plus its share of the contracts of equity method investees2 Gain/(loss) based on existing contracts and forward prices as of 12/31/05

FPL Energy 2007 Outlook
Key Assumptions

WIND RESOURCE
Assumes normal wind resource

NEW WIND INVESTMENTS
1,250 - 1,750 mw by end of 2007

ANNOUNCED AND ANTICIPATED ACQUISITIONS
Includes previously announced acquisitions
Assumes no additional unidentified acquisitions

IMPROVED MARKET CONDITIONS

NEPOOL on-peak spark spreads	$	0.50	over current forward prices
ERCOT on-peak spark spreads	$	2.25	over current forward prices
PJM on-peak spark spreads	$	1.00	over current forward prices
WECC on-peak spark spreads	$	1.00	over current forward prices

FPL GROUP
Please refer to transcript of earnings call, Safe Harbor Statement on slides 47 – 49 herein, and SEC filings for full discussion of risks
39

Wind Resource FundamentalsAnnual Wind Speed Index 1 1 Average wind speed for the period from those reference towers chosen to represent FPL Energy's portfolio weighted index based on FPL Energy's portfolio as of 12/31/04 100 equal longterm historic annual weighted mean

Bridging Reference Tower Wind Speed to Earnings ImpactCorrelation factor effect (tower to site) Wind shear derivation (convert lower level measured wind to predicted) Air density assumption Turbine specific performance (power curve) Availability Reliability Curtailments Price paid by buyer Reference Tower Wind Speed Wind Turbine Hub Height Wind Speed Theoretical Wind Turbine Output Actual Wind Turbine Output Earnings Per Share Contribution plus or minus1 in the annual portfolio wind index for 2005 equates to plus or minus $0.02 $0.03/share 1 1 Sets aside uncertainties that can cause actual performance to deviate from that predicted solely by using the wind data from the selected reference towers. This reflects the impact on projects that were fully in operation on 1/1/05.

Regional Long Term Wind Reference Location * Denotes new references included to better describe FPLE Wind Portfolio FPL Energy plant operations
FPL Energy MWs and Regional Reference Towers First Quarter Reference towers were selected for their proximity to FPL Energy's wind assets.FPL Energy wind portfolio as of 03/30/05

Reconciliation of GAAP to Adjusted Earnings
Three Months Ended March 31, 2004

(millions, except per share amounts)	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Reconciliation of Net Income (Loss) to Earnings Excluding After-tax Effect of Certain Items:				
Net Income (Loss)	$ 105	$ 53	$ (20)	$ 138
Adjustments:				
Net unrealized mark-to-market loss associated with non-qualifying hedges	-	1	-	1
Earnings (loss) excluding after-tax effect of certain items	**$ 105**	**$ 54**	**$ (20)**	**$ 139**
Earnings (Loss) Per Share (assuming dilution)	**$ 0.29**	**$ 0.15**	**$ (0.05)**	**$ 0.39**
Net unrealized mark-to-market loss associated with non-qualifying hedges	-	-	-	-
Earnings (Loss) Per Share excluding certain items	**$ 0.29**	**$ 0.15**	**$ (0.05)**	**$ 0.39**

FPL GROUP

2004 earnings per share figures have been adjusted to reflect the stock split effective on 03/15/05

44

Reconciliation of GAAP to Adjusted Earnings three Months Ended March 31, 2005(millions, except per share amounts)Reconciliation of Net Income (Loss) to EarningsExcluding Aftertax Effect of Certain Items:Net Income (Loss) Adjustments: Net unrealized marktomarket (loss) associated with nonqualifying hedges Earnings (loss) excluding aftertax effect of certain items Earnings (Loss) Per Share (assuming dilution) Net unrealized marktomarket (loss) associated with nonqualifying hedges Earnings (Loss) Per Share excluding certain items Florida Power Corporate and and Light FPL Energy Other FPL Group, Inc.

Reconciliation of GAAP to Adjusted Earnings
Full Year Ended December 31, 2004

(millions, except per share amounts)	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Reconciliation of Net Income (Loss) to Earnings Excluding After-tax Effect of Certain Items:				
Net Income (Loss)	$ 749	$ 172	$ (34)	$ 887
Adjustments:				
Net unrealized mark-to-market (loss) associated with non-qualifying hedges	-	3	-	3
Earnings (loss) excluding after-tax effect of certain items	**$ 749**	**$ 175**	**$ (34)**	**$ 890**
Earnings (Loss) Per Share (assuming dilution)	**$ 4.14**	**$ 0.95**	**$ (0.18)**	**$ 4.91**
Net unrealized mark-to-market (loss) associated with non-qualifying hedges	-	0.02	-	0.02
Earnings (Loss) Per Share excluding certain items	**$ 4.14**	**$ 0.97**	**$ (0.18)**	**$ 4.93**

FPL GROUP

46

Cautionary Statements And Risk Factors That May Affect Future Results

In connection with the safe harbor provisions of the Reform Act, FPL Group and FPL are hereby filing cautionary statements identifying important factors that could cause FPL Group's or FPL's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this presentation, in response to questions or otherwise. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forwardlooking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could cause FPL Group's or FPL's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group and FPL.

Any forward-looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The following are some important factors that could have a significant impact on FPL Group's and FPL's operations and financial results, and could cause FPL Group's and FPL's actual results or outcomes to differ materially from those discussed in the forward-looking statements:

• FPL Group and FPL are subject to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978 (PURPA), and the Holding Company Act, changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and the utility commissions of other states in which FPL Group has operations, and the Nuclear Regulatory Commission (NRC), with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs). The FPSC has the authority to disallow recovery by FPL of any and all costs that it considers excessive or imprudently incurred.

• The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels.

• FPL Group and FPL are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and/or require additional pollution control equipment and otherwise increase costs. There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

FPL GROUP

47

FPL Group and FPL operate in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the energy industry, including deregulation of the production and sale of electricity. FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure.FPL Group's and FPL's results of operations could be affected by FPL's ability to renegotiate franchise agreements with municipalities and counties in Florida.The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines or pipelines, use of new technology, the dependence on a specific fuel source or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected or contracted levels of output or efficiency. This could result in lost revenues and/or increased expenses. Insurance, warranties or performance guarantees may not cover any or all of the lost revenues or increased expenses, including the cost of replacement power. In addition to these risks, FPL Group's and FPL's nuclear units face certain risks that are unique to the nuclear industry including the ability to store and/or dispose of spent nuclear fuel, as well as additional regulatory actions up to and including shutdown of the units stemming from public safety concerns, whether at FPL Group's and FPL's plants, or at the plants of other nuclear operators. Breakdown or failure of an FPL Energy operating facility may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages.FPL Group's and FPL's ability to successfully and timely complete their power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, FPL Group and FPL could be subject to additional costs, termination payments under committed contracts, and/or the writeoff of their investment in the project or improvement.FPL Group and FPL use derivative instruments, such as swaps, options, futures and forwards to manage their commodity and financial market risks, and to a lesser extent, engage in limited trading activities. FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments involves management's judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. In addition, FPL's use of such instruments could be subject to prudency challenges and if found imprudent, cost recovery could be disallowed by the FPSC.There are other risks associated with FPL Group's nonrate regulated businesses, particularly FPL Energy. In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energy's success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the successful and timely completion of project restructuring activities, maintenance of the qualifying facility status of certain projects, the price and supply of fuel, transmission constraints, competition from new sources of generation, excess generation capacity and demand for power. There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy. FPL Energy's inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair FPL Group's future financial results. In keeping with industry trends, a portion of FPL Energy's power generation facilities operate wholly or partially without longterm power purchase agreements. As a result, power from these facilities is sold on the spot market or on a shortterm contractual basis, which may affect the volatility of FPL Group's financial results. In addition, FPL Energy's business depends upon transmission facilities owned and operated by others; if transmission is disrupted or capacity is inadequate or unavailable, FPL Energy's ability to sell and deliver its wholesale power may be limited.

FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry. In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them.FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows. The inability of FPL Group, FPL Group Capital and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, which, in turn, could impact FPL Group's and FPL's ability to grow their businesses and would likely increase interest costs.FPL Group's and FPL's results of operations are affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydropowered facilities. In addition, severe weather can be destructive, causing outages and/or property damage, which could require additional costs to be incurred.FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax laws, rates or policies, rates of inflation, accounting standards, securities laws or corporate governance requirements.FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities. Generation and transmission facilities, in general, have been identified as potential targets. The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the United States, and the increased cost and adequacy of security and insurance.FPL Group's and FPL's ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national, state or local events as well as companyspecific events.FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees or work stoppage.The issues and associated risks and uncertainties described above are not the only ones FPL Group and FPL may face. Additional issues may arise or become material as the energy industry evolves. The risks and uncertainties associated with these additional issues could impair FPL Group's and FPL's businesses in the future.

Conference Call
First Quarter 2005 Earnings Release
April 26, 2005

(1)   First Quarter 2005 Earnings Conference Call

Bob Barrett

        Welcome to our 2005 first quarter earnings conference call. Moray Dewhurst, Chief Financial Officer of FPL Group, will provide an overview of our performance for the first quarter. Lew Hay, FPL Group's Chairman and Chief Executive Officer, Armando Olivera, President of Florida Power & Light Company, and Jim Robo, President of FPL Energy are also with us this morning. Following Moray's remarks, our senior management team will be available to take your questions. Before I turn it over to Moray let me remind you that this earnings discussion on April 26, 2005 is based on unaudited financial information, all historical and current EPS figures are adjusted to reflect the March 15th two-for-one stock split, and

(2)   Safe Harbor Statement

        Any statements made herein about future operating results or other future events are forward-looking statements under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from such forward-looking statements. A discussion of factors that could cause actual results or events to vary is contained in the Appendix to the presentation which you can access on our website, www.fplgroup.com.

Moray. . .

Moray Dewhurst:

Thank you, Bob, and good morning everyone.

(3)   Overview of First Quarter 2005

        FPL Group performed well despite the weak weather conditions at both FPL and FPL Energy. Floridians enjoyed mild weather in the first quarter of this year, and the consequence was lower than expected usage per customer and hence lower than expected total revenues at FPL. Combined heating and cooling degree days, the common metrics used for determining weather impacts on energy usage, were more than 11 percent below normal for the quarter. Growth in customer accounts, although lower than 2004 levels, remained strong and in fact exceeded our expectations. FPL Energy experienced the weakest first quarter wind resource conditions in more than a decade - 13 percent less than normal. However, the strong performance from our merchant and contracted portfolio more than offset the weak weather at FPL Energy, and the business showed robust growth in adjusted earnings. We also took advantage of opportunities presented to us during the quarter to position the business well for the future. We announced two acquisitions - a 67.5 net-MW solar addition called SEGS in the Mojave Desert and GEXA Corp., an electric provider based in Houston, Texas. The former complements our existing solar generation, while the latter will complement our existing asset positions in the important ERCOT market. We also made good progress in hedging our portfolio and we saw forward prices strengthen in most of our merchant markets. This increase in forward prices is the primary driver behind the negative mark in the non-qualifying hedge category, which actually represents good news for FPL Energy and which I will describe in more detail later. Finally, we made excellent progress with our wind portfolio and now expect to add between 500 and 750 mw of new capacity this year.

        Given the weather and usage impacts in the first quarter at Florida Power & Light, we are adjusting our 2005 earnings expectations at FPL Group down 5 cents per share to $2.45 to $2.55 per share. As always, our expectations exclude the effect of adopting new accounting standards, as well as the mark-to-market effect of non-qualifying hedges, neither of which can be determined at this time. Our baseline expectations assume normal weather for the balance of the year, both at FPL and at FPL Energy, and operating performance consistent with our historical levels.

        Now, let's look at the financial results for the first quarter.

(4)   FPL Group Results (First Quarter)

        In the first quarter of 2005, FPL Group's GAAP results were $137 million or 36 cents per share compared to $138 million or 39 cents per share during the 2004 first quarter. FPL Group's adjusted 2005 first quarter net income and EPS were $168 million and 44 cents, respectively, compared with $139 million or 39 cents per share in 2004.

        Our adjusted results exclude the mark-to-market effect of non-qualifying hedges. Please refer to the appendix of the presentation for a complete reconciliation of GAAP results to adjusted earnings.

        FPL Group's management uses adjusted earnings internally for financial planning, for analysis of performance, for reporting of results to the Board of Directors and for the company's employee incentive compensation plan. FPL Group also uses earnings expressed in this fashion when communicating its earnings outlook to analysts and investors. FPL Group management believes that adjusted earnings provide a more meaningful representation of FPL Group's fundamental earnings power.

(5)   FPL - First Quarter (Summary)

        Usage per customer at Florida Power and Light was down primarily due to weather by 5 cents per share when compared to normal. New customer growth continued strong although below recent levels.

        For the first time in more than 20 years, FPL initiated a base rate increase request in March and just last week we completed hearings on our storm cost recovery. I will provide more detail on each of these items later in the call. Our generation expansion projects at Martin and Manatee are on schedule and on track to be within their respective budgets.

(6)   Florida Power & Light Earnings (First Quarter)

        Earnings at Florida Power & Light were $111 million in the 2005 first quarter or 30 cents per share, up from $105 million or 29 cents per share a year ago.

(7)   FPL Historical Growth in Customer Accounts (First Quarter)

        Growth in new customer accounts continued at a strong pace in the first quarter. The average number of FPL customer accounts increased by 95,000, or 2.3%. This was somewhat below the record set in last year's first quarter but still strong compared with historical average levels. While we did see a slowdown following last year's hurricane season and we expressed concern about how much that extreme hurricane season might affect customer growth this year, we are cautiously optimistic that we will settle into a period of continued strong growth, and we are planning our capital expenditures accordingly. The fundamentals of the Florida economy, reflected in robust job growth, remain strong, and housing starts also are at encouraging levels.

(8)   Retail Sales at FPL (First Quarter)

        Overall, retail kilowatt-hour sales grew 2.4% during the quarter. Of this, 2.3% was due to customer growth. Usage growth associated with weather was up 0.8% quarter over quarter, with both first quarters having mild overall weather. Nevertheless, the weather-driven usage effect was at least 1.8% below normal. Underlying usage growth, mix and all other effects netted to a negative 0.7% primarily driven by having an extra day of revenue associated with the leap year in 2004. Adjusting for the leap year effect, usage growth was a modest 0.3%, which was below expectations and long term averages.

        We continue to believe the residual usage per customer that we report has some weather effects in it. We are in the process of refining our modeling to include regional references that will more accurately reflect our diverse service territory and customer base. We expect to begin utilizing this improved model later this year. Also, you may recall that the other usage component can vary quite a bit from quarter to quarter.

        Weather remains the single biggest driver of earnings fluctuations at FPL. Last year, we began disclosing heating and cooling degree days, both actual and normal, on a quarterly basis. We are currently developing a process whereby we can provide this information, together with its rough sales volume implications, on a monthly basis. We expect to be able to roll this out later in the year as well. We hope that this will be helpful in tracking the weather effects in Florida, as we are aware that the readily available degree-day indices, most of which apply to large regions, can be unreliable when extrapolated to our service territory.

(9)   FPL O&M and Depreciation (First Quarter)

        For the first quarter, FPL's 2005 O&M expense was $310 million up from $296 million in the 2004 quarter. The increase in O&M was associated with the roll-off of the pension transition credit as well as increases in medical costs, higher property and liability insurance premiums and higher employee costs, all of which we have previously discussed.

        Depreciation and amortization at FPL decreased $1 million from $231 million in the first quarter of 2004 to $230 million in 2005. The depreciation expense of more plant in service was more than offset by certain items becoming fully depreciated quarter over quarter. Please note that depreciation expense will be up significantly during the second half of the year with the addition of the Martin and Manatee plants mid-year.

(10)   FPL Earnings Contribution Drivers (First Quarter)

        To summarize, Florida Power & Light's first quarter earnings per share were affected by the following:
- Customer growth	positive 3 cents
- Usage due to weather	positive 1 cent
- Underlying usage growth, mix, and other	negative 1 cent
- Depreciation	zero
- O&M	negative 2 cents
- Other, including AFUDC and share dilution	zero

        For a total of 1 cent for the quarter.

(11)   2006 Rate Case Update

        I would like now to provide updates on two key regulatory topics. First, as I am sure you all know, on March 22nd we made our formal filing with the Florida Public Service Commission, in which we outlined the need to for a revenue increase of $430 million a year beginning January 1, 2006.

        The components of the rate case include:

  $184 million for revenue requirements associated with new plants and infrastructure,
  $100 million for additional storm damage reserve contributions,
  $100 million to cover the anticipated costs of participating in a regional transmission organization and finally, $46 million of miscellaneous expenses, including employee benefits, insurance and power plant maintenance.

        An additional component of the filing is a $123 million annual increase, which would be effective in mid-2007, associated with the Turkey Point expansion that is expected to come online at that time.

        Our testimony requests a range of return on equity of 11.3 percent to 13.3 percent with a mid-point of 12.3 percent. The ROE includes a request for a 50 basis point performance incentive both in recognition of the company's superior overall performance and to encourage continued performance improvement. Our testimony also assumes that the adjusted equity ratio remains at 55.8 percent as it has been since the 1999 agreement. The term "adjusted" refers to the incorporation of the impact of imputed debt associated with long-term purchased power agreements. Finally, we have also filed new depreciation studies that take into account the license extensions at our nuclear facilities at St. Lucie and Turkey Point, and these reductions in future depreciation are reflected in our rate request.

(12)   2006 Rate Case Continued

        If approved as filed, the rate request would impact a typical residential customer bill by $3 to $4 per month in 2006 and an additional $1.00 to $1.50 per month starting in mid-2007 to reflect the revenue requirements for the Turkey Point expansion plans. Even with the requested increases, however, FPL's base rates would remain lower than they were in January 1999, prior to the first of two significant base rate reductions, and lower than they were in 1985, the last time FPL's base rates were increased.

        This filing triggered a resource-intensive process that will last roughly eight months. We expect a decision by November of this year. Select filings and testimony related to the rate case can be found on our website.

(13)   Storm Reserve Recovery Update

        Turning to the Storm Reserve Recovery, as we reported in our fourth quarter earnings call, the costs associated with the restoration efforts due to hurricanes Charley, Frances and Jeanne are estimated to be $890 million net of insurance -- or $536 million in excess of the balance in the storm reserve. Through a monthly surcharge, which amounts to $2.09 for a residential customer using 1000 kwh, we began recovering the deficit in February of this year. The recovery is contingent on the outcome of hearings discussing prudency and reasonableness of recovery that took place last week on April 20th and 21st. Several interested parties, including the Office of Public Counsel, are challenging the reasonableness of our recovery. The Commission is scheduled to vote on the matter when it meets July 5th. We feel confident that our position is a strong one, clearly articulated in the plain language of the 2002 rate agreement and consistent with a framework laid out in several prior Commission orders. However, the Commission has wide latitude in such matters and there can be no guarantee that there will be no disallowances.

(14)   Capacity Additions and Fuel Diversity at FPL

        Earlier this month, we filed our latest 10-year site plan with the PSC. This planning document identifies our capacity needs for the next 10 years and the assumptions on which they are based. The plan indicates that in 2012 and beyond that the Company may consider clean coal alternatives. A report on Clean Coal generation was filed with the Commission in March of this year. Additionally, the company has already issued a request for proposal for LNG and is currently evaluating several LNG proposals and expects to reach a decision by the end of this year.

(15)   FPL Energy - First Quarter Overview

        Let me turn now to FPL Energy, which delivered excellent overall performance despite the worst wind resource conditions for the first quarter in more than a decade. Strong performance from our ERCOT assets and improved performance from our other existing assets benefited results. Also benefiting results was a major contract restructuring. Strengthening in forward markets and our wind development and asset acquisition opportunities position FPL Energy well for future performance. Adjusted results grew a very strong 25 percent quarter over quarter despite the weak wind resource. We had a significant negative mark in our non-qualified hedge category as spark spreads widened, which bodes well for future performance, as I will explain shortly, but which also underscores our rationale for excluding the mark from adjusted results until they are realized in future periods. We also continue to make progress on hedging our 2006 output. In a few moments I will also be providing some insights into of the possibilities for 2007 and why we believe FPL Energy has strong growth prospects.

(16)   FPL Energy Results (First Quarter)

        FPL Energy's 2005 first quarter reported earnings were $37 million or 10 cents per share compared to $53 million or 15 cents per share in last year's first quarter. Adjusted earnings, which exclude the effect of non-qualifying hedges, were $68 million or 18 cents per share compared to $54 million or 15 cents per share last year.

(17)   FPL Energy Earnings Contribution Drivers (First Quarter)

        Relative to the 2004 first quarter, new investment was down 1 cent with contributions from new wind assets being more than offset by a drag from the Marcus Hook merchant asset. The existing wind assets were down 2 cents compared to prior due to extremely poor resource conditions while the other existing assets were up 4 cents. Improved market conditions for our merchant portfolio particularly in ERCOT and the benefits of past restructuring activities benefited results.

        Asset optimization and trading activities were essentially flat quarter over quarter.

        Restructuring activities were up 3 cents quarter over quarter primarily due to a major restructuring contract that I will describe in more detail shortly.

        All other items were down 1 cent primarily driven by higher interest expense.

        Overall, we were pleased with the growth that FPL Energy was able to achieve despite the weak wind resource conditions.

(18)   Wind Resource Fundamentals (First Quarter)

        As I stated earlier, the first quarter's wind performance proved to be the worst in over a decade with the wind speed index being 13 points below normal. Our existing wind assets were down $17 million after-tax compared to normal. Because one of the biggest drivers of current period performance is the variability in the natural wind resource, we plan to begin updating the wind speed index on our website on a monthly basis later in the year. We are currently testing a refined methodology to make sure it is reliable and repeatable.

        Wind, like weather at the utility, will have natural variability around long-term historic mean performance. The wind resources available to our portfolio can be estimated from the average wind speeds at some twenty one standard reference towers located near our various projects. The appendix to this presentation provides you the location of the wind towers as well as some historical and quarterly data by wind tower.

        As we have noted before, the relationship between wind speed at the reference towers and financial results is not simple. Correlation between the wind speed at the reference towers and our project sites is not perfect; and average wind speeds do not completely characterize the resource available for conversion to electricity at a particular site. However, we estimate that, on average, given our current portfolio, a change of plus or minus one in the annual portfolio wind index equates to roughly a plus or minus two- to three-cent change in earnings per share.

        Although the quarterly deviation in average wind speed was the largest of the decade, it was well within the bounds of the joint probability distribution that characterizes the wind resource available to the portfolio, and thus there is no reason to believe that it represents anything other than random variation around a long term average.

(19)   Power and Gas Contract Restructuring

        Let me now provide you more detail on the power and gas contract restructuring at our one of our plants that benefited first quarter results. This was essentially the same as others we have discussed in prior releases. The power contract was structured like a typical QF contract that required the plant to run to fulfill a power sales agreement. At times, it would have been more economic not to run the facility but to purchase power in the market to fulfill the contract. We were able to renegotiate the power sales contract to give us that flexibility. We also restructured the associated gas supply agreements to offset the surplus gas position created by purchasing power instead of running the facility. Both the power and gas counterparties benefited from the contract restructurings.

        On a book basis, we recorded a modest net gain during the first quarter associated with terminating a below market gas supply contract. In future years, the restructuring will have a positive book earnings impact. On a cash basis, the ongoing effects are more front-loaded with positive cash flow through 2010 turning slightly negative thereafter for the remainder of the deal. The NPV of the deal is estimated to be in excess of $50 million after-tax.

(20)   FPL Energy Portfolio Transactions

        During the first quarter, FPL Energy was able to complete a number of significant transactions. These included the addition of 114 mws of wind generation at Callahan Divide and the ground breaking of an additional 327 mw which are slated for completion by the end of this year. As a result, we are tightening our targeted wind development for '05 to between 500 and 750 megawatts. We feel very positive about the quality of the wind pipeline.

        Additionally, we were able to expand our solar generation with the purchase of an operating interest at SEGS, the Solar Energy Generating System in the Mojave Desert. This added 67.5 net megawatts to our system and brings our total solar generating capacity to nearly 148 megawatts. The new assets are very similar to our existing solar assets, and we expect to realize meaningful operating synergies.

        Finally, as many of you know on March 28th we announced a definitive agreement to acquire GEXA Corp., an electric provider company based in Houston Texas. I look forward to discussing this acquisition in more detail in subsequent conference calls but due to regulations I am unable to elaborate further on the pending acquisition at this time. Additional information about Gexa can be obtained from that company's public filings.

(21)   FPL Energy Contract Coverage

        Let me now update you on our contract coverage at FPL Energy. I would encourage you to access the slides that are available on our website, www.fplgroup.com under the investors section, since I will not review every number on the slide. These slides were also e-mailed to our analyst distribution list this morning with the press release.

        I am pleased to report that we are well hedged against commodity price fluctuations in 2005. Overall, our contract coverage on a capacity basis for 2005 is 80% for the balance of the year. More importantly, more than 90% of our 2005 expected gross margin from our wholesale generation fleet is now protected against fuel and power market volatility. Additionally, we have made good progress on hedging 2006 with a total of 64% of our capacity now hedged, translating to roughly 75% of our 2006 expected gross margin being protected against fuel and power market volatility.

(22)   Non-Qualifying Hedges (Summary of Activity)

        Let me turn now to the negative mark in the first quarter in the non-qualifying hedge category. As shown on this slide, there are two general categories that together comprise the $31 million. First, there was $8 million attributed to unrealized gains that had been recognized in prior periods that reversed as the underlying contracts rolled off during the first quarter. You may remember that in the fourth quarter call I indicated that as of 12/31/04 the balance sheet reflected $22 million of gains previously reported in the non-qualifying category and that we expected $17 million of this amount to reverse during 2005. The $8 million is a piece of that reversal.

        The larger impact in the first quarter however, is attributable to increases in forward power and gas prices during the quarter. About two-thirds of this came in ERCOT, where increasing spark spreads contributed $14 million. Rising gas prices during the quarter also caused us to record $8 million primarily against two gas short positions used as an inexpensive hedge for power prices that are correlated to gas.

        While the impact of increasing forward prices created a negative mark in the quarter, we are encouraged by the implications of improving market prices for future contracting opportunities as well as the implied increase in underlying asset values.

(23)   Non-Qualifying Hedge Example

        Before I move on, we thought it might be helpful to review an example of the accounting treatment of non-qualifying hedges. While we have discussed this before and we reviewed the accounting in detail at our 2003 investor conference, we recognize that the accounting can be counterintuitive and we want to be sure everyone understands why a current period gain or loss under GAAP can be irrelevant from an economic perspective. I would also remind you that we have broken out this category of transactions consistently for approximately four years.

        Assume that FPL Energy entered into the following transaction in the month of January: We sold 175 megawatts on peak for delivery in the April through September period at a spark spread of $11 per megawatt-hour, thereby partially hedging the output of a physical asset. The total economic value that FPL Energy will receive from that contract is $3.9 million.

        Because the contract is one that has to be marked to market, our financial statements will be adjusted to reflect market prices at the time of the reporting period. This example assumes arbitrarily that at the end of the first quarter, spark spreads move up to $17/megawatt-hour and then by the end of the second quarter the market moves down to $8/megawatt-hour.

        The table on this slide demonstrates how those market movements will impact our financial statements.

        First, let me point out that in this example we will actually realize cash revenues based on the contract price of $11/megawatt-hour, or about $2 million in each of the second and third quarters -- the delivery term -- on a pre-tax basis. This is the amount that would be reflected in FPL Energy's adjusted earnings that we report every quarter.

        GAAP, however, requires us to recognize on our financial statements the movements in market prices in each reporting period. For instance, in this example the spark spread moved up to $17/megawatt-hour by the end of the first quarter causing an unrealized loss on the $11 contract of $2.15 million. This, of course, is a non-cash item. As I have often reminded investors, the move up in market prices may create a loss on the contract position, but it also creates a corresponding increase in the value of the underlying asset position. GAAP, however, does not recognize the unrealized gain in value of the physical asset.

        The second quarter shows two accounting entries. First, as we deliver power under the contract, part of the loss is reversed representing, in this example, $1.08 million. Second, market prices have moved again, this time down to $8/megawatt-hour. Since this is below the $17 value that we recorded in the first quarter, we will book an unrealized gain on the portion of the contract that is still yet to be delivered. In this case that was $1.61 million, for a total "mark" in the second quarter of $2.69 million.

        In the third quarter, as we "realize" the remaining portion of the contract revenues, we reverse the remaining "unrealized" position, in this case a loss of $.5 million.

        It is easy to see the volatility that GAAP earnings are exposed to and we continue to believe that adjusted earnings are a better measure of underlying economic performance where one side of an economic hedge is marked but the other is not.

(24)   Significantly Improved Market Conditions (Market Update)

        The major driver of the negative mark in the non-qualifying hedge category was improving market conditions. While this is neutral for assets that have been hedged, it is good news for the remaining positions that have not been hedged. This is apparent in the first quarter adjusted results, with improvement in pricing in markets where we have merchant exposure offsetting much of the negative impact of wind resource shortfall during the quarter. Additionally, the 2006 forwards continue to show improvement. We have seen a strengthening in pricing across most of our merchant markets with a significant improvement occurring over the first quarter. In fact, in most of the markets where we have merchant assets we have seen as much improvement in the first quarter as we saw all of last year. Although we are not yet anywhere near market equilibrium, and although some of these gains have been given back in the early days of the second quarter, we are encouraged by the strengthening that we are beginning to see.

(25)   FPL Energy Outlook for 2007

        Many of you have noted that FPL Energy's prospects for the 2007 and beyond time period have been improving lately, and we agree. To give a rough indication of what this might mean we have included this chart, which shows a range of possible income contributions from FPL Energy in 2007, based on some specific assumptions. Let me quickly point out that this does not represent a forecast in the same fashion that we share our annual expectations with you. It is not based on detailed budgeting and it contains some broad ranges of assumptions that go beyond what we would typically use in an annual forecast. In particular, it presumes a degree of market improvement over and above where current forward prices are. I encourage you to review the appendix for the specific assumptions behind the range. Nevertheless, we hope it will be helpful in considering the possible contribution that FPL Energy may be able to provide, and we believe that investors and analysts will find it useful as a rough check on their own modeling assumptions.

        We have chosen 2007 as a comparison point due to the absence of a planned outage at Seabrook and the significant contract rehedging opportunity beyond 2006. To repeat, this outlook is based on some market recovery and is not based on marking the uncontracted merchant component of the portfolio to market based upon current forward curves. It also assumes no new acquisitions.

        As you can see, a combination of continued wind development and some improvement in merchant markets are the two major drivers of what could represent a multi-year earnings growth rate in excess of 20%. While we have much work to do to realize such improvements, we continue to believe the prospects for FPL Energy are bright.

(26)   Earnings Per Share Contributions (First Quarter)

        To summarize the 2005 first quarter, FPL contributed 30 cents, FPL Energy contributed 18 cents, and Corporate and Other contributed a negative 4 cents. That is a total of 44 cents compared to 39 cents in the 2004 first quarter on an adjusted basis.

(27)   Outlook for 2005

        Turning now to the outlook for 2005, we are adjusting our outlook down 5 cents per share primarily to reflect weak weather conditions at FPL. The new ranges are as follows: at FPL, $1.93 to $2.00; at FPL Energy, 65 cents to 73 cents which remains unchanged, at Corporate & Other, a drag of 15 to 18 cents per share which also remains unchanged. Together, these suggest a range for FPL Group EPS of $2.45 to $2.55. As always, these exclude the effect of adopting new accounting standards, as well as the mark-to-market effect of non-qualifying hedges, neither of which can be determined at this time.

        Let me remind you also that our expectations for FPL Energy always reflect our current contractual commitments, coupled with marking the merchant component of the portfolio to market based upon current forward curves. Our baseline expectations of course assume normal weather for balance of the year, both at FPL and at FPL Energy, and operating performance consistent with our historical levels.

(28)   Drivers for 2005 Results

        Let me review the drivers for 2005. At FPL, we expect the year to be challenging; primarily because of the steep hurdle facing FPL in the second half, after the introduction of the Martin and Manatee expansions. The weak weather during the first quarter and the lack of weather strength in April so far has also challenged revenue growth. Additionally, O&M continues to be a pressure point in 2005.

        At FPL Energy, we expect to see growth from new wind projects, an uprate of capacity at Seabrook partially offsetting a refueling outage in the spring, a modest drag from the Marcus Hook new merchant fossil unit, and increased interest expense. We would expect that FPL Energy will have a roughly flat second quarter given the refueling outage at Seabrook.

        At Corporate, we anticipate modest earnings dilution but positive cash flow from FPL FiberNet, coupled with moderately higher interest expense. In February, as many of you know, we issued approximately 18.5 million shares in association with the conversion of the equity units. Also during the quarter we completed the second wind portfolio financing, which we had indicated was prerequisite to any share repurchase this year. The financial plan we put together last year assumed a modest amount of repurchase, partially offsetting the conversion of the 2005 equity units. Since that time, our thinking has changed somewhat in light of the opportunities for productive capital deployment potentially available to us at FPL Energy. Our expectations for capital spending are now higher than they were, with the increase in our wind program to the upper half of the range and the acquisition of the SEGS assets already built in and the possibility of additional acquisitions later in the year. Accordingly, we intend to monitor closely our cash flow profile, but we may well do less repurchasing than we had originally expected. We remain committed to deploying productively the equity implicitly freed up by the partially non-recourse wind financing - either to support sound new investment or to be returned to shareholders. We are pleased with the way the opportunities at FPL Energy are evolving and certainly wish to continue to support the growth of the business with adequate equity capital.

(29)   Q&A Session

        Before we begin the Q&A session, I have one final item to mention. Bob Barrett has recently accepted the position of Vice President of Business Development at FPL Energy. While we will miss his strong contributions to investor relations, and I personally will miss the outstanding support he has given me, we are pleased that he will be taking on this new and challenging role. I am sure those of you who have had the chance to work with Bob will join me in thanking him for all that he has done for investor relations over the past two years. We will announce his successor shortly.

        And now, we will be happy to answer your questions. Thank you.

ADDITIONAL INFORMATION ON GEXA TRANSACTION

FPL Group will be filing a registration statement on Form S-4, including GEXA's proxy statement and FPL Group's prospectus and other relevant documents with the Securities and Exchange Commission concerning the proposed transaction. You are urged to read the registration statement containing the proxy statement/prospectus and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about FPL Group, GEXA and the transaction.

Once filed, you may obtain the registration statement containing the proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov. In addition, once they have been filed with the SEC, the proxy statement/prospectus and these other documents may also be obtained for free from FPL Group by directing a request to FPL Group, Inc. 700 Universe Blvd., Juno Beach, Florida, 33408, Attention: Investor Relations and from GEXA by directing a request to GEXA Corp., 20 Greenway Plaza, Suite 600, Houston, Texas, 77046, Attention: Dave Holman.

FPL Group, GEXA and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of GEXA in connection with the transaction. Information about the direct or indirect interests of FPL Group is set forth in its report on Schedule 13D filed with the SEC. Information about the directors and executive officers of FPL Group is set forth in its proxy statement for its 2005 annual meeting of shareholders and its annual report on Form 10-K for the fiscal year ended 2004 and information about the directors and executive officers of GEXA and their ownership of GEXA stock is set forth in the report on Form 8-K of GEXA filed March 28, 2005 and the ownership reports of such persons on Schedule 13D and Forms 3 and 4 filed with the SEC. Investors may obtain additional information regarding the interests of such potential participants by reading the proxy statement/prospectus when it becomes available.